CLAUDE RESOURCES INC.

Proxy

Solicited by Management for the
Annual General Meeting of Shareholders
to be held on May 14, 2003

The undersigned shareholder of Claude Resources Inc. (the “Corporation”) hereby appoints William R. MacNeill, a Director and the Chairman of the Corporation, or failing him, Jon R. MacNeill, a Director of the Corporation, or instead of either of the foregoing,                     , as proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual General Meeting (the “Meeting”) to be held on Wednesday, May 14, 2003, at 10:00 a.m. (Saskatoon time) at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, and at any adjournment or adjournments thereof, and the undersigned hereby revokes any prior Form of Proxy appointing a proxy for the undersigned at the said Meeting or adjournment or adjournments thereof.

The said proxy is instructed to vote as specified below:

1.	VOTE FOR [ ] or WITHHOLD FROM VOTING FOR [ ], or if no choice is specified, FOR the election as Directors for the ensuing year those nominees proposed by management as specified in the Information Circular of the Corporation dated April 11, 2003.

2.	VOTE FOR [ ] or WITHHOLD FROM VOTING FOR [ ], or if no choice is specified, FOR the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the ensuing fiscal year and the granting of authority to the directors to fix the auditors’ remuneration.

On any ballot that may be called for the shares represented by this proxy will be voted or withheld from voting in accordance with any instructions indicated above. UNLESS A CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED AT THE MEETING IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority on the person voting the proxy to vote on any such amendment or variation or such other matters according to the best judgement of the person voting the proxy.

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

DATED this day of , 2003.

Address (Please Print)	Signature of Shareholder

Name (Please Print)

Number of Shares

NOTES:

1.	This proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, this proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If the proxy is not dated it shall be deemed to bear the date on which it was mailed by the Corporation.

2.	A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him or on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.

3.	In order for this proxy to be effective, it must be received by the Corporation at Valiant Trust Company, Suite 510, 550 — 6th Avenue S.W., Calgary, Alberta, T2P 0S2 or at Suite 200, 224 — 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.